FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On May 8, 2024, the Registrant issued a press release announcing its unaudited first quarter 2024 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974) and on Form F-3 (Registration No. 333-266044).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 8, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Reports First Quarter 2024 Results

Strong Revenue Growth of 29% Year-over-Year, GAAP Operating
Income of $5.4 Million and Adjusted EBITDA of $9.3 Million

Petah Tikva, Israel, May 8, 2024 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter, ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Revenue of $76.1 million, up 29% compared with $59.0 million in Q1 2023;

•	GAAP operating income of $5.4 million, compared with $7.0 million in Q1 2023;

o	The decline is mainly due to lower other income, higher stock-based compensation, mainly related to the Datapath acquisition, and amortization of purchased intangibles;

•	Non-GAAP operating income of $6.6 million, up 25% compared with $5.3 million in Q1 2023;

•	GAAP net income of $5.0 million, or $0.09 per diluted share, compared with $5.6 million, or $0.10 per diluted share, in Q1 2023;

• Non-GAAP net income of $6.0 million, or $0.11 per diluted share, almost doubled compared with $3.8 million, or $0.07 per diluted share, in Q1 2023;

• Adjusted EBITDA of $9.3 million compared with $8.4 million in Q1 2023.

Forward-Looking Expectations

The Company today reiterated its guidance for 2024.

Expectations are for revenue between $305 and $325 million, representing year-over-year growth of 18% at the midpoint. GAAP operating income is expected to be between $15 and $19 million, and Adjusted EBITDA is expected to be between $40 and $44 million, representing year-over-year growth of 15% at the mid-point.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are pleased with our financial results representing another strong quarter of growth and profitability, with revenue up 29% year-over-year and Adjusted EBITDA up 11% year-over-year. Our revenue growth was driven by solid organic growth in both our Satellite Networks and our Network Infrastructure and Services segments, as well as a full quarter of contribution from Datapath, the defense communications business we acquired in November of last year. Our pipeline of potential orders throughout our business continues to increase and broaden, supported by our next-generation platforms and growth engines.”

Mr. Sfadia added, “Our strong revenue growth demonstrates the continued growing traction for many of Gilat’s products and services among both new and existing customers. In particular, we are pleased with the strong level of orders from the Defense sector in recent months, which is a strategic growth vector for us. We continue to work on extracting potential synergies from the Datapath acquisition, which we believe will increasingly benefit our profitability over the coming quarters.”

Mr. Sfadia concluded, "Given the fundamental advantages of satellite communications that are driving market interest and generating growing orders for our leading technological solutions, we are excited by Gilat’s potential in both the near and long term. Furthermore, Gilat’s strong financial position is allowing us to explore potential inorganic growth opportunities, which we believe can significantly accelerate our growth trajectory.”

Key Recent Announcements

•	SES’s O3b mPOWER System Launches Service via Gilat’s SkyEdge IV Platform

•	Gilat Received Approximately $5 Million for Providing Services to a Leading LATAM Service Provider

•	Gilat Received Multmillion-Dollar Order from a Leading Defense Organization

•	Gilat Expanding into Additional IFC Market Segments After Receiving Over $3 Million in Orders from a Leading IFC Service Provider

•	Gilat Awarded Over $3M Follow-On Order for Public WiFi Service in Latin America

•	Gilat Awarded over $5 Million Order from the US Department of Defense

•	US Army Awards $12 Million Contract Extension to Gilat to Sustain Anytime, Anywhere Satellite Connectivity

•	Gilat Awarded Over $13M in Additional Orders from Satellite Operators for its World Leading SkyEdge IV and SkyEdge II-c Platforms

Conference Call Details

Gilat’s management will discuss its first quarter 2024 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, May 8, 2024

Start:	09:30 AM EDT / 16:30 IDT

Dial-in:	US: 1-888-407-2553

International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq1-2024

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other integration expenses, one-time changes of deferred tax assets, other operating expenses (income), net and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
mayravs@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2024	2023
	Unaudited

Revenues	$76,078	$58,962
Cost of revenues	48,024	34,277

Gross profit	28,054	24,685

Research and development expenses, net	9,319	9,619
Selling and marketing expenses	7,077	6,009
General and administrative expenses	8,077	4,431
Other operating income, net	(1,810)	(2,387)

Total operating expenses	22,663	17,672

Operating income	5,391	7,013

Financial income (expenses), net	513	(149)

Income before taxes on income	5,904	6,864

Taxes on income	940	1,284

Net income	$4,964	$5,580

Earnings per share (basic and diluted)	$0.09	$0.10

Weighted average number of shares used in
computing earnings per share
Basic	57,016,585	56,613,485
Diluted	57,016,585	56,623,432

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended March 31, 2024			Three months ended March 31, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$28,054	726	$28,780	$24,685	75	$24,760
Operating expenses	22,663	(499)	22,164	17,672	1,809	19,481
Operating income	5,391	1,225	6,616	7,013	(1,734)	5,279
Income before taxes on income	5,904	1,225	7,129	6,864	(1,734)	5,130
Net income	$4,964	1,050	$6,014	$5,580	(1,734)	$3,846

Earnings per share (basic and diluted)	$0.09	$0.02	$0.11	$0.10	$(0.03)	$0.07

Weighted average number of shares used in
computing earnings per share
Basic	57,016,585		57,016,585	56,613,485		56,613,485
Diluted	57,016,585		57,108,734	56,623,432		56,623,432

(*)
Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	March 31, 2024	March 31, 2023
	Unaudited	Unaudited

GAAP net income	$4,964	5,580

Gross profit
Stock-based compensation expenses	150	75
Amortization of purchased intangibles	507	-
Other integration expenses	69	-
	726	75
Operating expenses
Stock-based compensation expenses	717	527
Stock-based compensation expenses related to business combination	1,324	-
Amortization of purchased intangibles	257	51
Other operating income, net	(1,810)	(2,387)
Other integration expenses	11	-
	499	(1,809)

Taxes on income	(175)	-

Non-GAAP net income	$6,014	$3,846

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:
	Three months ended March 31,
	2024	2023
	Unaudited

GAAP net income	$4,964	$5,580
Adjustments:
Financial expenses (income), net	(513)	149
Taxes on income	940	1,284
Stock-based compensation expenses	867	602
Stock-based compensation expenses related to business combination	1,324	-
Depreciation and amortization (*)	3,481	3,163
Other operating income, net	(1,810)	(2,387)
Other integration expenses	80	-

Adjusted EBITDA	$9,333	$8,391

(*) Including amortization of lease incentive

SEGMENT REVENUES:
	Three months ended March 31,
	2024	2023
	Unaudited

Satellite Networks	$46,773	$33,546
Integrated Solutions	11,650	12,919
Network Infrastructure and Services	17,655	12,497

Total revenues	$76,078	$58,962

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$104,057	$103,961
Restricted cash	1,057	736
Trade receivables, net	53,459	44,725
Contract assets	22,775	28,327
Inventories	41,241	38,525
Other current assets	20,873	24,299

Total current assets	243,462	240,573

LONG-TERM ASSETS:
Restricted cash	52	54
Long-term contract assets	8,587	9,283
Severance pay funds	5,673	5,737
Deferred taxes	10,893	11,484
Operating lease right-of-use assets	4,911	5,105
Other long-term assets	9,772	9,544

Total long-term assets	39,888	41,207

PROPERTY AND EQUIPMENT, NET	72,624	74,315

INTANGIBLE ASSETS, NET	15,354	16,051

GOODWILL	54,740	54,740

TOTAL ASSETS	$426,068	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$4,709	$7,453
Trade payables	13,169	13,873
Accrued expenses	50,489	51,906
Advances from customers and deferred revenues	31,967	34,495
Operating lease liabilities	2,643	2,426
Other current liabilities	18,915	16,431

Total current liabilities	121,892	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,418	6,537
Long-term advances from customers and deferred revenues	906	1,139
Operating lease liabilities	2,516	3,022
Other long-term liabilities	11,516	12,916

Total long-term liabilities	23,356	25,614

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,733	2,733
Additional paid-in capital	939,062	937,591
Accumulated other comprehensive loss	(5,618)	(5,315)
Accumulated deficit	(655,357)	(660,321)

Total shareholders' equity	280,820	274,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$426,068	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2024	2023
	Unaudited
Cash flows from operating activities:
Net income	$4,964	$5,580
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	3,425	3,107
Stock-based compensation expenses	2,191	602
Accrued severance pay, net	(55)	297
Deferred taxes, net	451	1,126
Decrease (increase) in trade receivables, net	(8,797)	6,491
Decrease in contract assets	6,248	4,917
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash and cash equivalents)	3,507	(2,767)
Increase in inventories	(3,193)	(7,623)
Increase (decrease) in trade payables	(666)	1,989
Decrease in accrued expenses	(1,240)	(2,199)
Decrease in advances from customers and deferred revenues	(2,754)	(4,469)
Increase (decrease) in other liabilities	139	(848)
Net cash provided by operating activities	4,220	6,203

Cash flows from investing activities:
Purchase of property and equipment	(793)	(3,032)
Net cash used in investing activities	(793)	(3,032)

Cash flows from financing activities:
Repayment of short-term debt, net	(2,744)	-
Net cash used in financing activities	(2,744)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(268)	(577)

Increase in cash, cash equivalents and restricted cash	415	2,594

Cash, cash equivalents and restricted cash at the beginning of the period	104,751	87,145

Cash, cash equivalents and restricted cash at the end of the period	$105,166	$89,739